UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 8, 2015

RTI INTERNATIONAL METALS, INC.

(Exact name of Registrant as specified in its charter)

Ohio	001-14437	51-2115953
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Westpointe Corporate Center One, 5th Floor

1550 Coraopolis Heights Road

Pittsburgh, Pennsylvania

(Address of principal executive offices) (Zip Code)

(412) 893-0026

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240-14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240-14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

ITEM 1.01. ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

Agreement and Plan of Merger

On March 8, 2015, RTI International Metals, Inc. (“RTI”), Alcoa Inc. (“Alcoa”) and Ranger Ohio Corporation., a direct wholly owned subsidiary of Alcoa (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into RTI (the “Merger”), with RTI to be the surviving corporation in the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Alcoa. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of RTI common stock will be automatically converted into 2.8315 shares of Alcoa common stock, except for each outstanding share of RTI common stock held in treasury by RTI or owned by Alcoa or Merger Sub, which will no longer be outstanding and will automatically be canceled and retired and will cease to exist.

The closing of the Merger is expected to occur during the third quarter of 2015, subject to the satisfaction or waiver of certain customary closing conditions, including, among other things: (1) the approval of the Merger Agreement and the Merger by the requisite vote of RTI’s shareholders; (2) the absence of certain legal impediments preventing the consummation of the Merger; (3) the effectiveness of the registration statement on Form S-4 to be filed by Alcoa relating to the Alcoa common stock to be issued in the Merger; (4) the approval by the New York Stock Exchange of the listing of the Alcoa common stock issuable to RTI shareholders pursuant to the Merger Agreement; (5) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other competition laws; (6) the accuracy of the representations and warranties of the parties and the compliance of the parties with their respective covenants, subject to customary qualifications including with respect to materiality; (7) the absence of a material adverse effect with respect to either RTI or Alcoa; and (8) the receipt by RTI of a written opinion by Jones Day, opining that the Merger will qualify as “reorganization” under Section 368(a) of the Internal Revenue Code.

Each of RTI and Alcoa has made certain customary representations, warranties and covenants in the Merger Agreement. RTI’s covenants and agreements include, among other things: (1) subject to certain conditions, to conduct its business in the ordinary course of business during the period between the execution of the Merger Agreement and the completion of the Merger; and (2) not to solicit or initiate discussions with third parties regarding alternative transactions and to respond to proposals regarding such alternative transactions only in accordance with the terms of the Merger Agreement. The Merger Agreement contains certain termination rights for both Alcoa and RTI. The Merger Agreement further provides that in certain circumstances, including if RTI terminates the Merger Agreement in order to enter into an alternative transaction, RTI would be required to pay Alcoa a termination fee of $50,000,000. Alcoa’s covenants and agreements include, among other things: (1) to conduct its business subject to those certain limitations set forth in the Merger Agreement during the period between the execution of the Merger Agreement and the completion of the Merger; and (2) to prepare and file with the SEC a registration statement on Form S-4 to register the common stock issuable to RTI shareholders under the Merger Agreement.

The foregoing description of the Merger Agreement contained in Item 1.01 of this Current Report on Form 8-K does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing summary has been included to provide investors and security holders with information regarding its terms and is qualified in its entirety by the terms and conditions of the Merger Agreement. Except for its status as a contractual document that establishes and governs the legal relations among the parties with respect to the transactions described therein, the Merger Agreement is not intended to be a source of factual, business, or operational information about the parties. The representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to that agreement, and may be subject to limitations agreed among those parties, including being qualified by confidential disclosures among those parties. Instead of establishing matters as facts, the representations and warranties may have been made to allocate risks contractually among the parties, including where the parties do not have complete knowledge of all facts. Furthermore, those representations and warranties may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, investors and security holders should not rely on representations, warranties, covenants, or any descriptions thereof as characterizations of the actual state of facts or condition of the parties.

ITEM 5.02. DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS

On January 30, 2015, Section 4.02 of the RTI International Metals, Inc. Supplemental Pension Program (the “Supplemental Plan”) was amended to provide discretionary authority to RTI’s Board of Directors and the Compensation Committee of the Board of Directors to vest any participant in the Supplemental Plan up to 100% vesting even if such participant has not otherwise satisfied the vesting requirement described in the Supplemental Plan. On March 6, 2015, the Board of Directors determined that, subject to the execution and delivery of the Merger Agreement, each participant in the Supplemental Plan shall be 100% vested for all purposes under the Supplemental Plan, effective immediately prior to the effective time of the Merger. This applies to certain members of RTI’s management, including each of the named executive officers other than RTI’s Chief Executive Officer.

In connection with the Merger, any Company PSAs (as defined in the Merger Agreement) that were granted under RTI’s 2004 Stock Plan during calendar year 2014 will be earned at the maximum target performance percentage pursuant to the terms of the underlying agreements, but will be converted into the right to receive shares of Alcoa and will remain subject to the continued employment vesting requirements set forth in such agreements. However, the Merger Agreement provides that if the employment of any employee who holds such awards (including each of the named executive officers) is terminated without Cause (as defined in RTI’s 2014 Stock and Incentive Plan) prior to the end of the required continued employment period, the Company PSAs will vest and be delivered upon such termination.

ITEM 8.01. OTHER EVENTS

On March 9, 2015, Alcoa and RTI issued a joint press release (the “Press Release”). A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in Item 8.01 of this Current Report on Form 8-K, including Exhibit 99.1 attached hereto, is being “furnished” to the Securities and Exchange Commission and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section. Furthermore, the information contained in Item 8.01 of this Current Report on Form 8-K shall not be deemed to be incorporated by reference into any filing made by RTI under the Securities Act of 1933 or the Exchange Act, except as set forth by specific reference in such filing.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to RTI and Alcoa, the management of either such company or the proposed transaction between RTI and Alcoa, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. RTI and Alcoa undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; restrictions imposed by outstanding indebtedness; worldwide and regional economic, business, and political conditions; changes in customer demand and requirements; business cycles and other industry conditions; the timing of new services or facilities; ability to compete with others in the industries in which RTI and Alcoa operate; effects of compliance with laws; fluctuations in the value of currencies in major areas where operations are located; matters relating to operating facilities; effect and costs of claims (known or unknown) relating to litigation and environmental remediation; ability to develop and further enhance technology and proprietary know-how; ability to attract and retain key personnel; escalation in the cost of providing employee health care; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the Merger; the failure to obtain approval of the Merger by the requisite vote of the shareholders of RTI and the failure to satisfy various other conditions to the closing of the Merger contemplated by the Merger Agreement; and the risks that are described from time to time in RTI’s and Alcoa’s respective reports filed with the SEC, including RTI’s annual report on Form 10-K for the year ended December 31, 2014, and Alcoa’s annual report on Form 10-K for the year ended December 31, 2014, in each case, as such reports may have been amended. This document speaks only as of its date, and RTI and Alcoa each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. RTI SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to shareholders of RTI. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Alcoa at its website, www.alcoa.com, or 390 Park Avenue, New York, NY 10022, attention: Corporate Secretary, or from RTI at its website, www.rtiintl.com, or Westpointe Corporate Center One, 1550 Coraopolis Heights Rd, Pittsburgh, PA 15108, attention: Secretary.

Participants In Solicitation

RTI and Alcoa and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning RTI’s participants is set forth in the proxy statement, dated March 28, 2014, for RTI’s 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alcoa’s participants is set forth in the proxy statement, dated March 18, 2014, for Alcoa’s 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of RTI and Alcoa in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits:

The following exhibits are filed with this Current Report on Form 8-K:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated March 8, 2015, by and among RTI International Metals, Inc., Alcoa Inc. and Ranger Ohio Corporation*

99.1	Joint press release announcing definitive merger agreement

*	Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RTI INTERNATIONAL METALS, INC.

Date: March 9, 2015	By:	/s/ Chad Whalen
Chad Whalen
General Counsel & Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated March 8, 2015, by and among RTI International Metals, Inc., Alcoa Inc. and Ranger Ohio Corporation*

99.1	Joint press release announcing definitive merger agreement

*	Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.